Mail Stop 4720

July 1, 2009

Donald H. Layton
Chairman and Chief Executive Officer
E*TRADE Financial Corporation
135 East 57th Street
New York, NY 10022

> **Re: E*TRADE Financial Corporation**
> **Schedule 14A**
> **Filed June 24, 2009**
> **File No. 001-11921**

Dear Mr. Layton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The term "zero-coupon" debenture is confusing since the debentures are not just zero-coupon, but do not accrue interest. Please revise.

Terms and Conditions of the Debt Exchange, page 7

2.   Please describe any material differences between the outstanding notes and the new debentures which information would be required by Item 12(b) of Schedule 14A and Item 202 of Regulation S-K.

Impact of the Debt Exchange on the Company's Capitalization, page 11

3.   We have considered your submission dated June 29, 2009 regarding the form and
        content of the pro forma financial information provided in your Proxy Statement
        filed on June 24, 2009. We particularly note your conclusion that a textual
        discussion of the pro forma effects on your income statement would be more
        meaningful than actual pro forma financial statements given that the effects of the
        debt exchange will depend on a number of different factors. Please refer to
        Section 3240.5 of the Division of Corporation Finance's *Financial Reporting
        Manual* (which is available on our website) and revise your document to present
        the pro forma effects of the debt exchange under multiple scenarios. Clearly
        disclose the assumptions used in each of these scenarios considering the
        following:

        •   minimum vs. maximum amount of notes exchanged based on terms of
                exchange offer;
        •   amount of Class A vs. Class B debentures issued based on outcome of Early
                Tender Period;
        •   stock price used to determine fair value of convertible debentures; and
        •   interest rate used to impute interest on zero coupon convertible debentures.

4.   Given that the fair value of the convertible debentures and the resulting gain/loss
        on the debt exchange will ultimately depend on your common stock price at the
        exchange date, please disclose the share price used in calculating the pro forma
        impact of the exchange and provide a sensitivity analysis that discloses the impact
        on your pro forma results of increases or decreases in your stock price. Refer to
        Section 3240.5(b) of the Division of Corporation Finance's Financial Reporting
        Manual.

5.   When providing your pro forma disclosures, please include a footnote detailing
        Citadel's holdings in both sets of Notes and disclose how their current and
        planned actions (e.g., exchange of notes and/or conversion of debentures) will
        impact your pro forma results.

6.   Please tell us and revise your filing to disclose the pro forma impact of your
        accounting treatment for imputed interest and any potential beneficial conversion
        features related to the zero coupon convertible debentures to be issued.

Relationship With Citadel, page 13

7.   You state in your Offering Memorandum and Consent Solicitation Statement filed
        as exhibit T3E.1 to Form T-3 filed on June 22, 2009 that Citadel will not transfer
        debentures to the extent that all debentures held by Citadel on an as-converted
        basis, as a percentage of our common stock, combined with the shares of your

common stock held by Citadel, would, in the aggregate, exceed 24.9% of our voting stock. However, there will be no transfer limitations applicable to Citadel with respect to debentures that are converted or transferred in a number of situations including widely dispersed public offerings and transfers to the company or a subsidiary. Please revise to address this conversion restriction.

Preemptive Rights, page 15

8.   You cannot incorporate Exhibit 10.1 to a Form 8-K into a proxy statement. Please see Instruction D to, and Item 13 of, Schedule 14A. Please revise here and the similar errors in "Where You Can Find Additional Information."

Security Ownership of Certain Beneficial Owners and Management, page 26

9.   We note that your "Security Ownership of Certain Beneficial Owners and Management" table sets forth information as of March 13, 2009. Item 6(d) of Schedule 14A and Item 403 of Regulation S-K require that the information furnished be as of the most recent practicable date. Please revise this table to provide information as of the most recent practicable date.

10.   You state that the table sets forth ownership of all current directors and executive officers as a group. However, it appears that you do not include the ownership of all current directors and executive officers in the figure provided. Please revise.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell at (202) 551-3426 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: By Fax: (650) 752-3622
        Bruce K. Dallas
        Davis Polk & Wardwell